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                                                                    EXHIBIT 99.5

                              INFOSYS TECHNOLOGIES
                           Q1 RESULTS CONFERENCE CALL
                                  10 JULY, 2003

Moderator: Good morning ladies and gentlemen. Welcome to the Infosys Technologies conference call for the first quarter fiscal year 2003-2004. At this time the operators have been turned in listen only mode. Later we will conduct the question and answer session. This call is being recorded at the request of Infosys Technologies. Participants who have any objections to such a recording may disconnect at this time. I will now like to hand this call over to Mr. P. R. Ganapathy, Investor Relations Officer. Mr. Ganapathy, you may begin.

P. R. Ganapathy: Thank you very much Alfa. Good morning and hello ladies and gentlemen, thank you for joining us to discuss the results for the quarter ended 30 June, 2003, which is the first quarter of our fiscal year 2003-2004. I have with me from the conference room in Bangalore in India's silicon plateau Mr. Nandan Nilekani, President and CEO of Infosys, and members of his senior management team. We will start with some comments from the management team on the results of the quarter and then we will open up the call for questions. Before I hand over the call, I have a customary duty to perform in reminding you that anything we say that refers to our outlook for the future is a forward-looking statement and is therefore subject to risks such as those listed by us in our filings with SEC. You may read those filings at www.sec.gov. With that I will now turn over the call to Bangalore, Mr. Nandan Nilekani, President and CEO of Infosys Technologies.

Nandan Nilekani: Thank you Gans, and good morning and good afternoon everybody, and welcome to this call on the Infosys results for the first quarter ended June 30, 2003. We would like to welcome all of you. We have had decent results for this quarter. We had first quarter revenues of $233 million, which is up about 49.26% from the corresponding quarter last fiscal, and earnings per share has gone to 44 cents as opposed to 33 cents in the corresponding quarter in the last fiscal. This quarter we have added 22 new clients to our client base and in terms of employees we have had a gross addition of 2175 employees, including more than 300 laterals, and a net addition of 1739 employees.

In this quarter we have had strong growth in volume, which has exceeded our initial expectations, which has lead to the higher revenue and the higher earnings from the guidance. We have had a change in our onsite-offshore mix; it has changed by almost 2%, because the volume growth of about 14% has been in the offshore billed man-months for services as compared to 6% for the onsite billed man-months, and this has contributed to a 2% shift in the work offshore. We have also had a number of other initiatives to improve our efficiency and reduce our discretionary expenditure and optimize it. We have reduced some of the cost of our onsite subcontractors, we have reduced some of our onsite non-billable people and we have done other rationalizations which have been able to generate savings, at the same time we have used the savings to pay for higher salaries for our India based employees. So, a substantial part of the savings from our various initiatives have actually been ploughed back into the organization in terms of increased salaries for our employees, and that is something which we have been able to do well this quarter. We have also proactively hedged our net receivables with forward contracts to mitigate the impact of our rupee appreciation on the margins, which Mr. Pai will explain in detail later.

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Our business opportunities continue to grow as offshore becomes mainstream, at the same time I think the pricing continues to be challenging, the economy continues to be uncertain, and we believe that we will have to look at the future with some amount of caution at all these developments. With all the changes that have happened we have also revised our guidance for the quarter and for the year. We have given a guidance for the quarter ending September 30, of between consolidated net revenues between $237 to $239 million, and for the year between $966 million and $982 million; and on the earnings per ADS, we have said consolidated earnings for quarter ending September 30, at 45 cents per ADS, and between $81 and $82 for the fiscal year ending March 31, 2004. Essentially, our original earnings guidance was between $70 and $73, so our revised earnings guidance is between $81 and $82, and these can really be attributed to two things, the scale benefits we think we will get on enhanced revenues which we think will give us about 7 cents, between 5 and 7 cents, and the reduction in tax which we estimated earlier at 5.3% is now estimated at 4.8%, and that is giving us about 4 cents. So, both these things put together have contributed to the enhanced earnings estimate of $81 to $82 for the quarter.

The other thing is that from a macro perspective the two changes from our last call of April 10th have essentially been the cessation of hostilities in Iraq and the SARS crisis no longer being an issue, as most countries in the world have now been declared SARS free. Apart from that, I think the other parameter we talked about have remained the same, that is offshore growth becoming mainstream, pricing pressure, the economy being uncertain, and growing competitions from global majors. With this, I request my colleague Kris Gopalakrishnan, Chief Operating Officer, to give some more details. Kris?

Kris Gopalakrishnan: Thanks Nandan. Looking at the utilization, utilization excluding trainees have been 83.9, this is up from the previous quarter of 82.1, but including trainees the utilization actually has gone down from 77.8 to 77.3, right now it is 77.3, so we have actually added more people this quarter and that shows in the utilization including trainees, this gives us a cushion for the future.

Fixed price projects have come down marginally from 37.2% of revenues to 35.9% of revenues. Onsite of course has come down, revenue terms it has come down from
55.5 to 54.2. If you look at the clients, the number of $40 million clients have gone up to 3 from 2; $30 million client to 4 from 3, and there a 113 $1 million clients. The top client contribution to revenues is 5.7%.

The software revenues grew by 7.7% this quarter. This growth is comprised of volume growth of 9.6% and a price decline of 1.9% compared to quarter ending March 31, 2003. We have had client additions in all the sectors, all segments-vertical segments we are working on, the financial services industry, in manufacturing and automotive, in retail, in banking, etc. We have continued the good performance in Progeon; we have had two client additions in Progeon. Mohan.

Mohandas Pai: Thank you Kris. We will talk about the margins as far as prices go in the services area, onsite declined by 0.9%, offshore by 0.4%, and blended by about 2.5%. Products came down because the revenues from the banking division came down, for comparison purposes we will take services because the volatility will be less. If you look at the gross profits, the gross profit is at 43% as against 43% the previous quarter, but human resource cost has gone up to 42.9% and this increase has been mitigated by decline in subcontractors cost to 2.4% from 3.6%. Our depreciation has come down to

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3.7% from 4.8%, there has been a increase in other costs like software purchases, customer support, etc. Our SG&A expenses have gone up 15.1, with sales and marketing going up to 7.5, but G&A expenses have come down from 8.1% to 7.6%. The sales and marketing percentage as a percentage of revenue is 7.5%. If you look at the operating profit, the operating profit is 27.4% as against 27.5%. Other income basically arises from treasury and exchange differences and we have had exchange differences of 0.7%. The rupee has appreciated by an average of 1.5% for the quarter, on a quarter end to quarter end basis it has appreciated by 2.4%. So, the impact of the appreciation of the rupee of 1.5% and the impact of the appreciation of rupee for translation purpose of 1.16% has mitigated by gains on forward contracts. So we have covered forward for the entire foreign exchange that we get into India, so that we could mitigate this risk and for the next three quarters we have more than $250 million sold forward at an average rate of about 47.03. So, unless we have a translation adjustment, which is a large negative, I think we have hedged some part of the anticipated gain that we could make. We have provided for two investments, Stratify of $0.4 million and for Cidra Corporation of $1 million, totally $1.4 million has been provided. Our PBT has come down to 29.7% and tax as the percentage of revenue is about 4.8%, and I think Nandan has explained that for the rest of the year the tax provision will be around 4.8%. The net income is about 25%. I will end now and if you have any questions, I will answer them as we go along. Thank you.

Moderator: Thank you. We will now begin the question and answer session. If you have a question, you will need to press the 1 on your touch-tone phone. You will hear an acknowledgment that you have been placed in queue. If your question has been answered and you wished to be removed from the queue please press the pound sign. Your questions will be queued in the order that they are received. If you are using a speakerphone, please pick up the handset before pressing the numbers. Once again if there are any questions please press the 1 on your touch-tone phone. One moment please. We have Pramod Gupta from ABN Amro. Please go ahead.

Pramod Gupta: Hi, I am Pramod here, couple of questions one is could you give us some update on the development in the new services lines that you have started mainly system integration, IT outsourcing, etc. and second is given that new development taking place in the technology space that Microsoft has started expensing the ESOPs in 2004, is there any similar plan by the Infosys Management also. Thank you

Shibulal: See there are a number of new services we have started over the last three to four years. If you look at enterprise solution it was started may be three years back and that is a good traction, it has been growing well, consulting has done well over the last years, even though at this point in time the environment is not very supportive of business consulting, other than that the technology consulting and various other consulting practices which we have are doing fairly well. In the last 12 to 18 months we have started three new services, one is IMS, which is Infrastructure Management Service providing remote infrastructure management to large customers. You know we have a four-stage process for introducing a new service, which is starting with conceptualization, pilot, refinement and role out, and we have mentioned that it will take about 18 to 24 months. They are now reaching the end of pilot stage; in fact by the end of this financial year IMS and the other two services, which I will mention, will be in a roll out stage. The other service is the system integration. System integration today is focused on building solutions, they have rolled out I think three solutions so far, one is the XP roll out, and second is an identity management solution which they are yet to roll out, but being built along with one of our alliance partners. Another new service which we

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introduced is IVS, IVS is Independent Validation Service, and that also is doing fairly well. If you look at this years' revenue, I think the new services which we have introduced last 12 months back that is you know 12 to 18 months, would contribute probably about 5% of the revenue. Thank you.

Nandan Nilekani: Regarding your question on stock options, yes, we have seen some interesting developments taking place about stock options including the Microsoft announcement. We are closely monitoring the situation but we have nothing else to say at this stage.

Pramod Gupta: Thank you very much sir.

Moderator: Our next question comes from (Name and entity not audible) Please go ahead.

Male Participant: Hi good morning (Name and entity not audible) I have a three part question, one, can you talk about your ongoing relationships with your existing legacy client base, I am assuming one of the reasons for your pricing or margin pressure in the past year or so was from re-pricing of those engagements, if that is the case where are you in that process, are we 70% done or where we are? That is number one. Number 2, you have not spoken a lot of volume discounts this quarter, may be you could address that as well; and then lastly, again we have not heard a lot about competition or competitive concerns from you, could it have been that you know our concerns with the market's concerns over the intensifying competitive environment offshore has been a little bit over blunt. Thanks

Basab Pradhan: Hi, this is Basab Pradhan, and The first two questions really we see them as the same two sides of the same question, which is are rates carrying marked to market in the sense that the market rates have been soft in the past few quarters and therefore clients have taken that opportunity to sort of mark down our rates as well. Now because it is sort of marked to market, it depends on where the market rates go and we do not have a crystal ball to say where that will go in the future, but most of the adjustment has happened already and I have ....

Male Participant: So you have been able to flush it out at this point.

Basab Pradhan: Yes, and whatever is there and whatever we expect is incorporated in our guidance.

Male Participant: Okay, can you talk also about my third part of the question.

Nandan Nilekani: Yeah actually I will just close out on this part. You see in our model and in our guidance we had assumed in April 1% decline in our revenue productivity, which was the composite of both price cuts from existing customers as well as newer business being contracted at lower prices as well as changes in services mix. Our actual price productivity drop this quarter was as Mohan mentioned 0.9% on onsite productivity and 0.4% on offshore productivity. On the blended basis it was 2.5 not because of the price cut because of mix went towards the offshore. So, we have continued to estimate 1% per quarter revenue productivity decline for Q2, Q3, and Q4, and we think we have factored all the factors that you mentioned in that estimate. Coming to your second question, it is really for others to decide whether it is overblown or not, but we have taken the view there are two points of view that we are articulating, one is that the global

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delivery model is not something that you can create overnight, there is tremendous intellectual property in that, there is tremendous process, technology, know how, knowledge management, client facing capabilities, and also an organizational structure that where a project that is done for a single customer across the world is done seamlessly by teams that are well networked with each other, and therefore somebody who wants to replicate that, there are many challenges and it is not just a question of hiring a bunch of guys in some part of Bombay or Bangalore. The other point is that for incumbents we believe that the more work is more offshore it will drive the revenue per employee down and therefore the revenues will actually go down, and we also believe that the SG&A cost will become even more difficult to support and therefore it will have some disruptive influence on the business. So, these are the two things that we see but whether the threat is over blown or not is something that you have to assess.

Male Participant: One more followup, I think you have provided guidance for earnings and revenues for fiscal 04, did you provide any guidance for the gross or operating margins for fiscal 04?

Mohandas Pai: I think if you look at the projections and the earnings, you will find that what we estimate is possibly a decline in our operating margins, our operating margins is currently about operating income is 27.5% and it will be possibly in the range of 1% to 1.5% as we go along for the rest of the year. We are trying to mitigate the impact of any pricing decline by getting benefits of scale in SG&A and also in other cost of revenue, we also think that the salary cost will balance out over a period of time and the increase of 1.5% we saw this quarter could well come down to something like 1.2 or 1.3% as the mix of people changes.

Male Participant: That is great, thanks a lot.

Moderator: Our next question comes from Anirudh Dange from CLSA. Please go ahead.

Anirudh Dange: Hi, this is Anirudh Dange from CLSA. My question is to Basab mainly on what are you observing when you are negotiating with clients in terms of the IT spending as well as the pressure to further cut costs and further cut rates; and secondly on I mean what proportion of projects are you seeing competition coming from the MNCs who are setting up shop in India and is that competition being generated from India or is it from the US offices of these MNCs.

Basab Pradhan: Okay, Anirudh on the first question, I mean you are talking about really what is happening in the market, IT spends and so on. So, IT spends are flat to down, they have been, you know some analysts this year say that it actually might be up, but you know who is to say what will actually happen, but what we know is that clients are focussed, extremely focussed on getting cost savings, and this is no different from the last two or three quarters. So, we are now in familiar territory, if you will, and in a way it is good news that its not getting any worse. That is all I can say, but we will have to see how the next few quarters pan out. On the competition side, in our core business of strategic sourcing, we are seeing global system integrators, but not as much as we see our Indian competition, and you know that is our traditional competition in most strategic sourcing deals, we have to see our Indian competition that is the usual competition.

Anirudh Dange: So may be in a maximum say a 20-25% of the cases is where you see MNC competition.

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Basab Pradhan: Less.

Anirudh Dange: Okay, and my second and last question is that basically over the last few quarters if I have to just see the absolute numbers, you have added about Rs. 800 million every quarter in terms of revenues. I mean what could lead to an addition in revenues over the next three quarters, which is less than this number. If the US situation remains status quo, then what could be the factors, which could lead to a drop in growth or drop in absolute addition in revenues.

Mohandas Pai: Rupee appreciating because 89% of the billing is in dollars and because of the rupee appreciation from April 1, to the end of this quarter, first quarter, we have already seen a decline of Indian rupees, 95 to 98 Crores rupees for the rest of the year. Two, not much growth in volumes, I mean, it's a no-brainer, not much growth in volumes.

Anirudh Dange: Do you see that happening I mean because percentage to my understand that the base effect kicks in but in absolute terms do you see that the volume growth could be or the volume addition could be lower compared to the last three to four quarters.

Mohandas Pai: I think we want to stick to what we have said regarding this for the next three quarters, till the next quarter at least.

Anirudh Dange: Okay. Thank you.

Moderator: Our next question comes from Sandeep Dhingra from JP Morgan. Please go ahead.

Sandeep: Yeah. Hi. Good evening and congratulations once again on a great quarter. Coming to questions, one is, are you seeing any change in customer behavior in the last few months in the sense that are you seeing more urgency to offshore, are you seeing any of the project ramps which was slow beginning to pick up, I mean, any change in the way customers are behaving.

Nandan Nilekani: The answer is if it is in the last three to six months, I would say no, I mean, the pressure on cost savings is high. The direction is offshore. The insistence on business cases before IT spend, it is constant in the last six months. I do not see anything new in that direction.

Sandeep: And in terms of customer ramps, you know one of the issues in the industry we have heard often is the ramp ups have been slow. Are you looking at the growth in the last couple of quarters. Do you think you are seeing ramp ups live up to schedule, or are you satisfied with the way customers are ramping up.

Kris Gopalakrishnan: Actually ramp ups have been quite rapid, so I would not say that we are dissatisfied with ramp ups.

Sandeep: Another point, I think, which was made on the afternoon call was that you said incremental profitability for you know new contracts has been improving. Now I just want to put that in perspective is that getting you know is the incremental profitability better than the current average or lower than the current average if you could throw some color on that.

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Mohandas Pai: We did not make that statement, what we said was on incremental revenues, the margins are the same as on existing revenues, earlier we used to see a time when on incremental revenues the margins were less. This time at the operating level the margins are almost similar. At the net level it is higher because of lower tax. That is what we said.

Sandeep: Okay. So basically you are saying is the incremental revenue margins are similar to current average.

Mohandas Pai: Yes. That is what we said, but we have to watch out for the trend because you know some of the expense optimization benefits are there, some of the salary hikes are also input to match that are slightly more than that, you know, but at this point anyway there is no further decline that we are seeing compared to the last quarter.

Sandeep: Sure, and just on the hiring side, I think, you had mentioned you had a lot of freshers join in the last quarter. If you look at you know typically history you have generally had freshers join more in the July to September quarter. So, is this a change in trend or did you prepone fresher joining dates earlier.

Hema: Hi, this is Hema here. The fresher to lateral ratio continues to remain at about 80:20, which is our general pattern.

Sandeep: Okay. There is any sense of how many offers you made last year and how much you have exhausted?

Hema: Last campus we had made some offers. They will start coming in July, August, and September etc. Some of them have already come in June. So it depends on the University.

Sandeep: Okay. Any hiring targets for the year, you will share with us.

Hema: For the year, we are looking at 2,500 to 3,000.

Sandeep: Okay. Thank you.

Hema: For the rest of the year.

Sandeep: Okay. Thank you.

Moderator: Our next question comes from Girish Pai from SSKI Securities. Please go ahead.

Girish: Yeah, Hi, this is Girish Pai from SSKI Securities. . I had a few questions on your margin. You mentioned, cost optimization is being one of the reasons why your margins have moved up. How much more you know leeway do you have on that. How much more can you look at cost to or optimize cost to improve margins from here on.

Mohandas Pai: We said expense optimization and the difference as we see it is cost could be something that you cut, which could hurt you, but the expense is basically discretionary or where the value is not great. So, what we have done is rationalize and optimize expenses. How much more can we do, well we have a group setup and we look

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at various sets of expenditures constantly. We also have an activity base costing system that we use to work and all these make sure that our eye is right on the ball. I cannot give you a number right now, but all I can say is we are working on that and it is a continuous process.

Girish: Yeah. Just on one item, you know subcontractor cost that has been reduced to by about 120 basis points quarter on quarter. You see further cuts coming through there going forward, what you have put in place in the company to actually you know bring that number down.

Kris Gopalakrishnan: See, this quarter, at the gross level we saw a benefit of about $2 million in net. That means, we are replacing them with our own employees. Net benefit has been about $500,000. Now going forward we have done you know one more thing which is in some cases re-negotiate with some of the subcontractors. So, we may see marginal benefit continuing, you know, on the re-negotiation, but as we replace them with our employees you know we should see some more benefit there. We have not quantified it at this point.

Girish: Okay. Is there any kind of pricing discipline emerging say over the last three months, do you see some kind of pricing discipline emerging amongst the different players or do you think the competitive intensity continues to remain the same on pricing.

Nandan Nilekani: Yes: I think there is some convergence in what companies are quoting and then negotiating and settling for. You can call that discipline or just sanity, I guess.

Girish: Okay. Just one last question. You know the Iraq war and SARS situation created some short-term problems. Do you think it is going to have an impact on volumes with a lag.

Male Speaker: Thankfully, it was short, so we see customer visits picking up and everything. I think we should be able to mitigate it. Nandan will be able to add...

Nandan Nilekani: Yeah, I think basically what happened was we had complete slow down of visitors from around March 15th to May 15th, but since then I think the visits have resumed and going back to pre-war levels. But in any case I think the impact of that and all that has been factored into the guidance.

Girish: Okay. Thank you.

Moderator: Our next question comes from Ashish Badani from (Entity not audible). Please go ahead.

Ashish: Yes. Good evening. A couple of questions actually. Have you walked away from any sizable opportunities recently due to margin considerations and then I have got one or two other questions.

Nandan Nilekani: Yes. We have.

Ashish: Okay, and you have indicated that pricing declined quarter over quarter by 1.9% and in the quarter just prior to that, I believe, the number was 5.1% right. Does this indicate that at least on a sequential basis the decline in pricing is sort of flattening out.

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Nandan Nilekani: The pricing decline actually was 0.9% for our onsite billing and it was 0.4% for our offshore billing. On a blended basis, it fell by 2.5%, but that was because the mix changed and the offshore ratio went up by 1.9%, so it is really a blend change rather than a price impact. I think it is difficult to say whether it has stabilized, we do believe that a fair amount of it has been flushed out, but I think you know given the uncertain economy that we are in and customers' profit pressures, we can never really take an authoritative view on this.

Ashish: Okay and the provisions that you talked about in the quarter is that an after-tax number.

Mohandas Pai: The provision is before tax because we have made a valuation allowance over investments write off this time because we already had some deferred tax assets in the balance sheet and we made some valuation allowance.

Ashish: But these provisions did run through the P&L.

Mohandas Pai: Yes, at the gross level,

Ashish: Okay and finally the 98% repeat business seems a little high. Can you explain that. What one should expect and what caused that number to be as high as it was?

Nandan Nilekani: Actually you know when we define that we define new business as a business that we have got in this financial year. So, typically in the first quarter of the financial year, it is similar. In fact you look at a last year same quarter it was higher than this year's first quarter. As the quarters progress since we count new customers from April 1, it sort of goes down. So, I think I would not worry too much about it.

Ashish: Thank you very much. Good quarter.

Moderator: Our next question comes from George Price from(Entity not audible) Mason. Please go ahead.

George: Thank you very much. I just wanted to clarify a couple of things. First, I think from the prior comments that you have made just that new incremental deal pricing has you know really is not falling? any further, and stabilized. Can you just confirm that.

Nandan Nilekani: I mean, it is hard to make a statement across all services verticals, but by and large that is accurate.

George: Okay and I guess you talked a little bit about the traditional competition, you know may be if you could give a little bit more color in terms of what some of the larger companies the Accentures, the EDSs, etc., are doing in terms of the pricing that they are going to market with, and you know is that regaining any tractions that ...having you know any impact.

Nandan Nilekani: Well, as Basab mentioned earlier, in most of the strategic sourcing deals, the competitive set is really our local brethren and not so much the international companies. In cases where we are competing against them, we do believe that they are willing to be quite aggressive on the offshore prices and we have a couple of anecdotal evidence of that but not really a pattern that we can discern, but I think it is also possible

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and this is a just speculation that where they want to prevent the entry of
Infosys, then it is possible that they are taking even more strategic view on the loss leader pricing.

George: Okay. How about on the people side? You know obviously there are not really any of the larger firms that have the kind of scale there that you have, but still they seem to be pretty aggressive in terms of the hiring that they intend to do you know over the next year or two, how are they doing in terms of competition for talent and people.

Nandan Nilekani: You mean hiring in India?

George: Yes.

Nandan Nilekani: Yeah, well, I think certainly they have become part of the landscape, but I do not know whether on the ground the hiring is what is in the bulletins. It is there, but I think we have encountered this kind of recruitment competition for the last 15 years because multinationals have been coming to India and setting up software facilities right from 1987, whether it was Texas Instruments, IBM, HP, Verifone, Oracle, Novell etc., so we do not see this as being particularly different from that, the other thing I want to just add is that as we have mentioned earlier whatever with a large part of the savings that we got from our efficiency and cost drive, were actually ploughed back into the system by increasing the Indian salaries for a large number of people, which we believe is part of the retention and attractiveness part of Infosys.

George: That actually reached my final question, which was on the salary increases is that did you quantify what that was exactly or what kind of salary increase?

Mohandas Pai: The entire salary cost went up by approximately about 0.9% in terms of dollars for delivery from 42 to 42.9, and as far as the sales and marketing is concerned, it went up to 4.6 from 3.9 because of larger bonus accruals because the variability there is higher, and I think this captures all the cost increases, but we have realized some benefit from a reduction of onsite bench, so if you match that out, our salary cost has gone up by 1.5% of revenues.

George: Okay. Do you think that salary increases or you are going to have to see additional salary increases or this kind of dead for now.

Mohandas Pai: Well, I think we said earlier that salary increases for this year as a percent of revenue will be between 1% to 1.4%, in the first quarter it is 1.5% and as the quarter goes on and more and more people join, the average salary tends to come down a little bit, we should get as we said earlier at about 1.2 to 1.3%.

George: Okay, thank you very much for the time.

Moderator: Our next question comes from Trideep from UBS Warburg. Please go ahead.

Trideep: Hi, I just wanted to know the volume growth has been fairly strong, now is it focussed on certain verticals or it is fairly broad based across the verticals that you are seeing clients ramping up?

Kris Gopalakrishnan: This has been fairly broad based, but in terms of geography we have seen actually more traction in North America.

Trideep: I see, and I also see that your like you know the telecoms verticals has kind of seen a little bit of a decline, is it a quarter specific issue or is it something which is one should read into as a part of a larger trend.

Kris Gopalakrishnan: We believe it is quarter specific, so we think the telecom especially because we have expanded to service providers, we have added good marquee names etc., should actually you know, the sector seems to be picking up, so it should actually we should see the benefit of that also.

Trideep: Okay, thanks a lot and best of luck.

P. R. Ganapathy: Anymore questions else?

Moderator: We have David Grossman from Thomas Weisel Partners. Please go ahead.

David: Hi, a couple of questions. First on the revenues. You know, it beats your revenue guidance by just by 5%. I was just curious if it could may be get in to a little more detail as to where that upside came from vis-a-vis your expectation, was it new customer starts, faster ramps or just you know volumes from existing customers, and Mohan, if I understood you correctly, it sounds like you said your operating margins could compress another 100 to 150 basis points throughout this fiscal year, and if I did understand you correctly, can you tell me or help us understand what changes throughout the year that result in that margin compression, is it you know pricing on existing contracts that rationalize down throughout the year or there some other dynamics that impact the margins as we go through the fiscal year.

Mohandas Pai: Yeah, the increase in revenue happened both from existing customers and new customers. We had anticipated lower volume growth, so we had higher volume growth, so when we made a projection we looked at the revenues for second, third, and fourth quarter, we looked at the verticals which could rise and we found that there could be a $20 million increase in revenue for this year, at this point of time sitting where we are sitting and seeing what we are seeing. As far as the margins are concerned, like I said in April 10, we had anticipated a decline of 1% per quarter, in our model we have built in that decline of 1% a quarter for the next three quarters and also made up for the slower decline in the first quarter, so that impact will be there in the operating profits, so that is why I said drop in profits could decline by about 100 to 150 basis point because of pricing decline.

David: So the biggest difference between the first quarter and the balance of the year would be pricing.

Mohandas Pai: Yes. We do not anticipate any major cost increases because salary increases are already over, factored in the system, and our variable component depends upon increased revenues, so that cushions it to some extent.

David: And the catalyst in your view in terms of why revenues came in you know higher volumes came in higher than you thought in the first quarter.

Mohandas Pai: David, one of the things I want to say is the rupee is obviously a critical factor for the next three quarters. We have taken a major hedging position to hedge our receivables, unless the rupee goes down by more than lets say 2%, we should be comfortable with this margin, but if the rupee goes down I mean appreciates more than this then I think we have to re-look at our strategies and look at our cost.

David: Okay and then just again on the revenues in terms of you know any kind of insides sense what perhaps was the major catalyst for the higher volumes than you anticipated during the quarter as well as your expectations for the year.

Kris Gopalakrishnan: We had thought that SARS and the Iraq war may have some impact on the revenues, but luckily it was very short and nothing impacted the revenues and then the volumes really picked up because of that you know the revenues have increased.

David: Okay, and then on the tax rate, it looks like your effective tax rate during the quarter was about 16% I don't know if I understood you correctly does that mean that added about a penny just a quarter and do you think that allowed about a penny a quarter so as to keep it flat for the balance of the year.

Mohandas Pai: The tax rate will come down to something like about 15.5 to 16% for the rest of the year. It is down basically because of the fact that our overseas taxation is down, we have factored in the pricing decline and when we filed our returns this year we found that the impact has been quite severe, so we have budgeted that going forward, that is why we are seeing the tax provision as 4.8% of revenues for the first quarter and for the rest of year. I think we are comfortable about that.

David: Okay, and just one last question on just getting back to the competitive dynamic, I mean, you know I think you have pretty cleverly outlined that your primary competitions comes from your domestic competitors, I guess two questions, one is you know what impact if any have the larger international firms had on the market both in terms of wages and pricing, and I guess here your comments seemed to suggest very little and that possibly if you comment on what your expectations are over the next 12 months based on activity your'e seeing, and then secondly just perhaps give us an update on your local competitors and how much capacity you think there is in the industry domestically, do you think that the utilizations rate you know are fairly full right now or you think they've dropped off in the last six months.

Nandan Nilekani: Well, a lot of questions there. The first part of the question, entry into the market of credible competition will have an impact and you know most of these global system integrators are credible competitions certainly. They do not have as much credibility with the offshore global delivery model, but you know they have been around for a while. So from that perspective there are certainly more players in the market, more options for clients, and clients like to play one against another. But from a supply demand perspective, I think demand is still very very strong, so entry of all these players and their capacities is not going to have that much of an impact as and it is not going to be a glut kind of a situation. The second part of your question, I have missed some part of it. Kris, do you want to clarify?

Kris Gopalakrishnan: See, there are only a few still large companies in India and these companies have the capacity to ramp up if needed you know you have seen that Infosys itself has recruited more than 2000 people in the first quarter. So, you know it is not going to be constrained by the ability to ramp up if needed. We have the benefit, Infosys has the benefit you know being the best employer and things like that in the last 12 months we have received probably about 600,000 applicants actually.

David: Okay, thank you.

Moderator: Our next question comes from Julie (Name not audible) from Morgan Stanley, please go ahead.

Julie: Thank you. I just wanted to know if you can comment on the mix of services revenue in the quarter, how that may have changed, and what kind of impact that had on margins.

Kris Gopalakrishnan: Development has gone down from 31.2 in the last quarter to this quarter 27.8. Maintenance has gone up a little bit 26.3 to 26.9. Re-engineering has gone up you know similar to maintenance 5.4 to 6.7. Other services, which includes package implementation, consulting, testing, engineering services, the new services like infrastructure management, system integration etc., have gone up from 32.3 to 35% and the product declines because you know the Finnacle product had a not so good quarter this quarter though you know overall they have been doing very well, so 4.8 to 3.6. The impact on margin is not because of these services really, except for may be the package implementation. The package implementation service gets good margins for us.

Julie: Do you have any reason to expect to see an improvement or an increase in development revenues this year.

Kris Gopalakrishnan: We believe that in this environment the clients are reluctant to look at new development projects, there is more focus on doing more with what they have. There is emphasis on utilizing fully the licenses they have purchased, and that is why package implementation service seems to be very attractive at this point. So, we do not think we will see a growth on the development side. Most of the strategic sourcing projects, if you look at offshore outsourcing, tend to also look at maintenance and things like that.

Julie: Okay and just lastly on the same topic. These different service lines that you mentioned can you help us understand where a pricing pressure is the worst and where it is the more stable?

Nandan Nilekani: Well, there is pricing pressure on everything, but if you were to separate the two things, maintenance has higher pricing pressure because the sole aim of maintenance outsourcing is to reduce the cost and there is no other value that is being sought from the outsourcing. Everything else; development, package implementation, there is this certain value that the company receives at the end after the package is implemented or is developed and your capabilities can differentiate yourself and you can resist the price pressure little more.

Julie: Okay. Thank you.

Moderator: Our next question comes from Rahul Dhruv from Citi Group. Please go ahead.

Rahul Dhruv: Yeah, hi. You know there is this so much of noise out there, at least has been over the last one quarter on billing rates and we have seen numbers like $15-18 per hour and you know there is so much of confusion also because some companies reported on a monthly billing rate and some companies do annual and some companies gave per hour. Could you, Mohan, I mean, give us a basic calculation as to what would be your per hour rate based on this quarter's offshore rate. And also if you could break that up into how much it is for the normal businesses and how much it is for other high-end consulting and package implementation business.

Mohandas Pai: That is a very good question Rahul. I am sick, anyway I will answer that question. If you, the revenues for offshore on the services were $52,800 and we calculate at the base of 183.75 hours in a month, not 168, all right, it should be around 24 or whatever I think, you can calculate that, out of which the development and maintenance will be at the bottom and the package implementation and others will be higher. If you look at onsite too, we get 129,300 for services, I am taking the product separately because products are classified under offshore and products have greater volatility. So, this 129,300 and that is calculated on the basis of 168 hours, and we take a 12-months period unlike others, we do not take a 11-months period, we do not use utilization, did not use anything, it is a very simple matrix. Take the per capita revenue, divide by 12, and get the monthly revenue, divide by the number of hours in a month, and this depends on people working.

Rahul Dhruv: Right. So, I mean, if say now you said one offshore 52,800/183 it comes to less than $24. That is the blended for all the services, what would it be for pure custom aps development, maintenance, re-engineering?

Kris Gopalakrishnan: We have some of this, but we are not disclosing that. We are not giving that out.

Mohandas Pai: Rahul, you have to retain some mistake. Isn't it?

Rahul Dhruv: Okay fine. Secondly on, you know, this is a question, which was asked earlier in the morning also. How much more can you move offshore, you know, we have gone from 70% to 65% in terms of effort and are now going back up. How much can you go back to 70% the way you used to be around seven quarters back?

Kris Gopalakrishnan: See, we are not looking at it in that way. We are looking at what is the yield per employee, what is the margin per employee, because some services though done onsite will give you higher margin per employee, you know, in terms of dollar returned. So, you know, straight moving to offshore may not be, in some cases, the right decision to take. So, in that sense, you know, yes because the strategic sourcing, maintenance, etc,. we have seen a shift to offshore. We also work proactively with customers to look at some of the strategic sourcing contract in a move to work offshore, but that may not be the right strategy for the future and we will look at depending on the mix, depending on which customer etc, what is the right way to take this forward such that it benefits the customer as well as Infosys.

Rahul Dhruv: Right, I mean, there is no one or two quarter trend so that you can guide us to.

Kris Gopalakrishnan: Well, if you ask me right now, we are looking at increasing offshore, but what I am saying is that's not, you know, a long-term strategy.

Rahul Dhruv: Okay fine.

P. R. Ganapathy: Alfa, I will ask a couple of questions that came in on the email now.

Moderator: Thank you, please go ahead.

P. R. Ganapathy: There is a question about telecom business and some other trends that we are seeing in that area is that regionally or by type of client that such thing.

Kris Gopalakrishnan: Telecom has gone down from 16.3 last quarter to 14.6 as a percentage of revenue. Over the last 12 months, you know, it is marginally down
15.3 to 15%, but as I said before, you know, we are seeing signs of improvement, we ourselves have broadened the client base and in Q1 actually we have added a fairly large customer also to our customer list. So, we think that this is a good sector to be in.

P. R. Ganapathy: Any regional trends, US versus non US?

Kris Gopalakrishnan: Not really actually. It really depends on the customers. Some of these customers are global also.

P. R. Ganapathy: Thank you. Another question was, what is the average ramp up time for larger clients and how is this compared to the past?

Nandan Nilekani: Most companies are now, they are serious about doing this. They will ramp up more aggressively than in the past. So, I think, I say on average, the ramp ups are more aggressive.

P. R. Ganapathy: Okay great. Thank you. Alfa we will take one last question and then we will hang up.

Moderator: Yes. Our last question comes from Supritam Basu from ICICI. Please go ahead.

Supritam Basu: Hi, glad to squeeze that one in. Mohan, if I could just go back to the last quarter's guidance, you had mentioned that you expect or you are forecasting a drop of 200 basis points in gross margins to be compensated by a 100 basis point improvement in the SG&A. Now, during this quarter, we have seen 100 basis point drop in gross margins compared sequentially and I would imagine that most of your increase in salary expenses has kind of come through during this quarter and also you are making moves of reducing your subcontract expenses. So, is it fair to say that you are pretty much over the hump as far as increases in cost of goods sold is concerned?

Mohandas Pai: Well, I wouldn't say over the hump or below the hump. All I will say is for the rest of the year whatever we have factored in is what we believe at this point of time could possibly happen. I mean, that is the best estimate we have got. We have to see, the economy has to pick up, there is a big impoundable outside. We have a limited ability to play the numbers by let us say optimizing expenses, increasing utilization, etc., but ultimately the market is the major determinant.

Supritam Basu: So, would you actually, I mean, what I am trying to get a sense for is that in April when you were looking at your gross margins and predicting a 200 basis point fall in those margins and at this point in time would you say that there is more pressure, less pressure around the same levels on the cost side.

Mohandas Pai: Obviously, one quarter is over and we have done reasonably well. So that leaves three quarters. I think we are comfortable with what we have done. Let us wait and see.

Supritam Basu: Alright. Thanks. Good luck gentlemen.

P. R. Ganapathy: Okay thank you very much ladies and gentlemen for participating in this call. This call will be archived and available at the replay numbers and on the web for about a month. Transcripts will also be available on our website. Of course I am available during the US days to answer any questions and there is the telephone number for Investor Relations in India to Mr. V. Balakrishnan, Vice President Finance, will be available at that number. We look forward to speaking to you next quarter at the end of the quarter ended September 30. Thank you and have a great day.

Moderator: Thank you ladies and gentlemen. This will conclude today's teleconference. Thank you participating. You may now disconnect.